Filed by Silver Crest Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TH International Limited
Commission File No. 333-259743

Popeyes® and Cartesian Announce Entry into Non-Binding Term Sheet for Exclusive Development Rights in China

MIAMI and NEW YORK – August 10, 2022 – Today, Popeyes® brand and Cartesian Capital Group, LLC (“Cartesian”) are excited to announce they have entered into a non-binding term sheet for the exclusive development of the Popeyes brand across the People’s Republic of China in the coming years. The consummation of the transaction is subject to execution of definitive documents, customary due diligence and approvals of the parties.

“We are proud to grow the Popeyes brand in China and to bring its famous Chicken Sandwich and iconic products to guests in this exceptionally dynamic market,” said Peter Yu, Managing Partner of Cartesian. “We are excited to build on our long-standing and successful relationship with RBI, spanning over a decade and most recently including our rapid development of more than 450 Tim Hortons cafes across China.” Cartesian is committed to offering a seamless in-store experience to serve guests in the iconic hospitable way that is characteristic of the Popeyes brand.

Founded in New Orleans in 1972, Popeyes has more than 50 years of history and culinary tradition. Popeyes distinguishes itself with a unique New Orleans style menu featuring the iconic chicken sandwich, spicy chicken, chicken tenders, fried shrimp, and other regional items. Popeyes uses proprietary seasonings and techniques developed by an in-house culinary team of chefs that makes its fried chicken a point of reference for Michelin Chefs and celebrities. The brand's passion for its Louisiana heritage and flavorful authentic food has allowed Popeyes to become one of the world's largest chicken quick-service restaurants with over 3,850 restaurants in over 30 countries around the world.

Today’s announcement contributes to the brand’s growth strategy to increase its presence in key markets across the world. Since 2021, Popeyes has announced agreements to enter South Korea, France, Romania, the United Kingdom and India, and to expand in Mexico and Saudi Arabia. Other international expansions over the past years include Spain, Philippines, Brazil, Switzerland, and Sri Lanka.

About Restaurant Brands International Inc.

Restaurant Brands International Inc. is one of the world's largest quick service restaurant companies with more than $35 billion in annual system-wide sales and over 29,000 restaurants in more than 100 countries. RBI owns four of the world's most prominent and iconic quick service restaurant brands – TIM HORTONS®, BURGER KING®, POPEYES® and FIREHOUSE SUBS®. These independently operated brands have been serving their respective guests, franchisees and communities for decades. Through its Restaurant Brands for Good framework, RBI is improving sustainable outcomes related to its food, the planet, and people and communities.

About POPEYES®

Founded in New Orleans in 1972, POPEYES® has more than 50 years of history and culinary tradition. Popeyes distinguishes itself with a unique New Orleans style menu featuring spicy chicken, chicken tenders, fried shrimp, and other regional items. The chain's passion for its Louisiana heritage and flavorful authentic food has allowed Popeyes to become one of the world's largest chicken quick service restaurants with over 3,600 restaurants in the U.S. and around the world.

About Cartesian Capital Group, LLC

Cartesian Capital Group, LLC is a leading global private equity firm with a demonstrated ability to grow companies internationally. With funds comprising more than $3 billion in capital commitments, Cartesian's team has helped to build 60 companies operating across 40 different countries. Cartesian has a distinctive practice in supporting the growth of iconic brands across the world, including in China, where it is the founder and majority shareholder of TH International Limited, the exclusive master franchisee for RBI’s Tim Hortons brand throughout China. For more information, please see www.cartesiangroup.com.

Forward-Looking Statements

This press release contains certain forward-looking statements and information, which reflect RBI’s management and Cartesian’s management current beliefs and expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. These forward-looking statements include statements about expectations that RBI and Cartesian will be able to execute a definitive master franchise and development agreement governing exclusive development of the Popeyes brand across the People’s Republic of China. RBI wishes to caution readers that these forward-looking statements may be affected by the risks and uncertainties in the Popeyes’ business as well as other important factors that may have affected and could in the future affect the ability or willingness of either RBI or Cartesian to consummate the transaction and expand development of the Popeyes brand across the People’s Republic of China. With respect to these expectations, these factors include RBI satisfactorily completing due diligence, the ability of RBI and Cartesian to successfully negotiate definitive documents, the ability to receive required regulatory and other approvals for the exclusive development arrangement, political and macroeconomic terms that could affect the willingness or ability of either party to consummate the exclusive development arrangement, the ability and willingness of each party to fulfill their respective closing conditions and their contractual obligations and Cartesian having sufficient liquidity to fund the development milestones set forth in any definitive agreements.

For more information, please contact:

Investors: investor@rbi.com

Media: media@rbi.com

Cartesian:

Public Relations

ICR, LLC

Brad.Burgess@icrinc.com

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination between TH International Limited (together with its wholly owned subsidiaries, “THIL” or “Tims China”) and Silver Crest Acquisition Corporation (“Silver Crest”). It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, Tims China has filed a registration statement on Form F-4, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the business combination, which has been declared effective by the SEC on July 20, 2022. The definitive proxy statement/prospectus (the “Proxy Statement”) and other relevant documentation have been mailed to Silver Crest’s shareholders of record as of the close of business on June 6, 2022. Silver Crest’s shareholders and other interested persons are advised to read the Proxy Statement and other materials that Silver Crest may file with the SEC from time to time in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination, because these materials contain, or will contain, important information about Tims China, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the Proxy Statement, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, Tims China and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs annual report on Form 10-K for the year ended December 31, 2021 and the Proxy Statement. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is also set forth in the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Tims China or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Tims China and Silver Crest. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this communication include descriptions of Tims China’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Crest’s securities, (ii) the risk that the transaction may not be completed by Silver Crest’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Silver Crest, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Silver Crest and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Tims China’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Tims China and potential difficulties in Tims China employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Tims China or against Silver Crest related to the Merger Agreement or the proposed transaction, (ix) the ability to obtain approval for listing or maintain the listing of Tims China’s securities on a national securities exchange, (x) the price of Silver Crest’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Tims China operates, variations in operating performance across competitors, changes in laws and regulations affecting Tims China’s business, Tims China’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by Silver Crest from time to time with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crest’s annual report on Form 10-K for the year ended December 31, 2021. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tims China and Silver Crest assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Tims China nor Silver Crest gives any assurance that either Tims China or Silver Crest, or the combined company, will achieve its expectations.